1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Harry S. Pangas harry.pangas@dechert.com +1 202 261 3466 Direct +1 202 261 3333 Fax

December 8, 2023

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: John Kernan

Re:	Palmer Square Capital BDC Inc.
Annual Report on Form 10-K for the period ended December 31, 2022
File Number: 814-01334

Ladies and Gentlemen:

On behalf of Palmer Square Capital BDC Inc. (the “Company”), this letter responds to the comments provided telephonically by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) to Dechert LLP, counsel to the Company, on December 5, 2023 relating to the Company’s annual report on Form 10-K filed by the Company with the SEC on March 10, 2023 (such annual report on Form 10-K being referred to herein as the “Annual Report”)

For your convenience, the Staff’s comments are summarized in this letter, and the comments are followed by the responses of the Company.

General Comments

1.	Comment: With reference to fair valuation measurements under the Financial Accounting Standards Board’s Accounting Standards Codification 820, please confirm if any changes have been made to the valuation techniques used to value Level 2 investments during the period. To the extent there have been any changes, please disclose such changes.

Response: The Company acknowledges the Staff’s comment and confirms that there have been no changes in its valuation techniques used to value Level 2 investments during the period.

2.	Comment: Regarding the Company’s regulatory documents disclosed on the Company’s website, please update the Company’s website disclosure to include all applicable filings, including the Annual Report, as required by Item 101(e)(3) of Regulation S-K. The Staff notes that it appears the Company had stopped posting its regulatory documents to its website around February 2023.

Response: The Company acknowledges the Staff’s comment and undertakes to update its website by disclosing its Annual Report and all other relevant filings in accordance with Item 101(e)(3) of Regulation S-K.

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December 8, 2023 Page 2

Should you have any questions or comments, please contact the undersigned at 202.261.3466.

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas

cc:	Christopher D. Long, Palmer Square Capital BDC Inc.
Jeffrey D. Fox, Palmer Square Capital BDC Inc.
Scott A. Betz, Palmer Square Capital BDC Inc.